SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

CDG Investments Inc.

(Translation of registrant’s name into English)

#500, 926 – 5th Ave. S.W.
Calgary, Alberta T2P 0N7

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG INVESTMENTS INC. (Registrant)

Date December 19, 2002	“Barbara O’Neill”

Barbara O’Neill
Secretary

GOLDEN BAND RESOURCES INC. Suite 900 – 475 Howe Street Vancouver, British Columbia, CANADA V6C 2B3 Telephone: (604) 669-4799 Facsimile: (604) 684-9877 Web site: www.bmts.bc.ca/gbn/	CDG INVESTMENTS INC. Suite 500, 926 – 5th Avenue S.W. Calgary, Alberta, CANADA T2P 0N7 Telephone: (403) 233-7898 Facsimile: (403) 266-2606 www.gold.ca

Trading Symbol: GBN.TSXV	OTCBB: CDGEF

JOINT NEWS RELEASE — NOVEMBER 7, 2002
La Ronge Gold Belt Acquisitions, Saskatchewan

Further to Golden Band Resources Inc.’s (“Golden Band”) news releases dated April 25, 2002 and October 10, 2002, Golden Band is pleased to announce that it has completed the purchase of certain land holdings within the La Ronge Gold Belt north of the Churchill River in Saskatchewan from CDG Investments Inc. (“CDG”), formerly Golden Rule Resources Ltd. in consideration of the issue of 11,569,202 common shares of Golden Band at a deemed price of $0.15 per share and 2,892,202 common share purchase warrants of Golden Band. Each such warrant entitles the holder thereof to acquire one common share for a period of three years from the date of the closing at a price of $0.15 in the first year, $0.20 in the second year and $0.30 in the third year. The securities issued to CDG are subject to a 12 month hold period.

The issuance of the 11,569,202 common shares and 2,892,202 common share purchase warrants to CDG will result in CDG owning or exercising control over 11,569,202 common shares of Golden Band and holding warrants to purchase an additional 2,892,202 common shares in the capital of Golden Band, which represents ownership and control of 38% of the issued and outstanding shares of Golden Band and 43% assuming the exercise of the warrants issued to CDG.

In connection with the purchase of the CDG Properties Golden Band and CDG have also entered into an escrow agreement pursuant to which CDG has agreed not to sell greater than 10% of the 11,569,202 common shares in any calendar quarter for 16 months following the closing. In addition, Golden Band and CDG have entered into an anti-dilution agreement for the purpose of granting CDG anti-dilution rights to maintain its equity interest in Golden Band.

The properties acquired from CDG constitute a one hundred per cent (100%) undivided interest in 13 mineral exploration properties comprising 41 claim and lease dispositions totaling 8,813 hectares, and partial joint venture interests (varying from 37.6% to 81%) in an additional 5 mineral exploration properties comprising 7 claim and lease dispositions totaling 9,007 hectares.

In November 2002 Golden Band expects to complete the purchase of certain other properties in the La Ronge Gold Belt from Cameco Corporation and others, as reported in the April 25, 2002 and October 10, 2002 news releases.

For further information regarding the properties, please see Golden Band’s news releases dated April 25, 2002 and October 10, 2002 as well as the report entitled “Geological Evaluation Report: Waddy Lake – Star Lake Properties” by J.R. Allan, P. Geol., dated July 22, 2002 and amended October 21, 2002, all of which are available for viewing on SEDAR or at Golden Band’s offices during normal business hours.

ON BEHALF OF THE BOARD OF DIRECTORS OF GOLDEN BAND RESOURCES INC	CDG INVESTMENTS INC
“Ronald K. Netolitzky” Ronald K. Netolitzky, Director For additional information, please contact:	“James Devonshire” James Devonshire, President
Phone: 604-669-4799 Fax: 604-684-9877	Phone: 403-233-7898 Fax: 403-266-2606

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.